Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of African Gold Acquisition Corporation (the “Company”) on Form S-1 pursuant to Rule 462 (b) under the Securities Act of 1933, as amended, of our report dated February 3, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of African Gold Acquisition Corporation as of December 31, 2020 and for the period from November 17, 2020 (inception) through December 31, 2020, appearing in the Registration Statement on Forms S-1 as filed (File No. 333-251939) of African Gold Acquisition Corporation.

/s/ Marcum llp

Marcum llp

New York, NY

February 25, 2021